Exhibit 99.1

Points International Reports Fourth Quarter and Fiscal Year 2010 Financial Results

– Revenue of $95.7 million increased 19.9% over 2009 –

– Gross margin1 of $19.7 million increased 17.6% over 2009 –

 – EBITDA2 of $3.3 million increased 439% over 2009 –

– Achieves positive 2010 net income of $1.96 million –

Toronto, Canada – March 9, 2011 – Points International Ltd. (NASDAQ: PCOM; TSX: PTS), the owner and operator of Points.com, the world's leading reward program management platform, today announced results for the fourth quarter and full year ended December 31, 2010. All financial results are in US Dollars.

“We are pleased with our 2010 performance which reflects record levels of revenues, gross margins and profitability,” said CEO Rob MacLean. “Importantly, our revenue growth reflects robust organic growth within our Loyalty Currency Services business through the addition of new higher-margin partnerships to our platform as well as the continued expansion among existing partnerships. In addition to growing revenues approximately 20% year-over-year, we posted meaningful improvements in our key profitability metrics.”

MacLean continued, “Core to delivering these improved results is the ongoing expansion of our Loyalty Currency Services business. During the year we added six new partners and deployed 26 new products and services across Points’ loyalty program management platform. Consistent with our ongoing objective to diversify our loyalty program partner base, we made progress expanding internationally as well as within new and existing market segments. We also continued to drive growth within our consumer branded platform, Points.com. Following the re-launch of Points.com in the third quarter of 2010, we are pleased to see meaningful improvements in key user engagement metrics. Critical to driving ongoing user activity and engagement is building upon the Points.com partner network and subsequent to the launch of the new Points.com in the third quarter of 2010, we have launched 5 new transactional partners.”

MacLean concluded, “We are pleased with our strong start to the year and look forward to building upon our positive momentum throughout 2011. We expect future profitable growth to be driven primarily from the expansion of our core Loyalty Currency Services business through the addition of new partners as well as increased participation among our existing partners. We also look forward to the continued expansion of our Points.com consumer platform, which we expect to contribute meaningfully to our improved results longer-term.”

______________________________
1 Gross Margin (total revenues less direct cost of principal revenue) is considered by management to be an integral measure of performance. Gross Margin is not a recognized measure under generally accepted accounting principles.
2 EBITDA (Earnings (loss) before interest, taxes, amortization, foreign exchange, impairment and restructuring) is considered by management to be an integral measure of performance. EBITDA is not a recognized measure under generally accepted accounting principles.

Fourth Quarter 2010 Financial Results

Total revenue was $27.0 million for the fourth quarter of 2010. Revenue was up 62.9% over the $16.6 million reported in the fourth quarter of 2009, and up 14.9% over the $23.5 million reported in the third quarter of 2010.

Gross margin for the fourth quarter of 2010 was $5.9 million, or 22.0% of revenue, compared to gross margin of $6.0 million, or 36.5% of revenue, in the fourth quarter of 2009. Gross margin for the third quarter of 2010 was $5.2 million, or 22.2% of revenue.

Points reported net income for the fourth quarter of 2010 of $323,000. This compares to net income in the fourth quarter of 2009 of $1,898,000 and to net income in the third quarter of 2010 of $1,081,000.

During the fourth quarter of 2010, Points reported positive EBITDA of $1,624,000 compared to positive EBITDA of $1,681,000 in the same period of 2009 and $1,164,000 in the third quarter of 2010.

Fourth Quarter 2010 Business Metrics

			Q4/10		Q4/10
			vs.		vs.
	Q4/10	Q3/10	Q3/10	Q4/09	Q4/09
TOTAL ALL CHANNELS(*)
Points/Miles Transacted (in 000s)	3,175,884	2,553,133	24%	3,146,513	1%
No. of Points/Miles Transactions	318,067	292,295	9%	277,261	15%
LOYALTY CURRENCY SERVICES(*)
Points/Miles Transacted (in 000s)	2,808,153	2,349,167	20%	2,733,109	3%
No. of Points/Miles Transactions	295,120	278,805	6%	252,418	17%
POINTS.COM CHANNELS
Points/Miles Transacted (in 000s)	367,731	203,966	80%	413,405	-11%
No. of Points/Miles Transactions	22,947	13,490	70%	24,843	-8%
Cumulative Registered Users	2,573,719	2,499,802	3%	2,404,108	7%

* For comparative purposes, Buy, Gift and Transfer activity for Delta has been excluded from the 2009 metrics presented.

Full Year 2010 Results

For the twelve months ended December 31, 2010, Points generated total revenue of $95.7 million, up 19.9% over the $79.8 million reported in the twelve months ended December 31, 2009.

Gross margin for 2010 was $19.7 million, or 20.6% of revenue, compared to gross margin of $16.7 million, or 21.0% of revenue, in 2009.

Net income for the twelve months ended December 31, 2010 was $1,956,000 compared to net income of $64,000 in 2009.

Points reported positive EBITDA of $3,271,000 for the twelve months ended December 31, 2010 compared to positive EBITDA of $607,000 in 2009.

As of December 31, 2010, total funds available, comprised of cash and cash equivalents together with security deposits, restricted cash and amounts with payment processors, was $37.0 million, up from $28.7 million at the end of the third quarter of 2010. The sequential increase is attributable to traditional seasonal cash flows coupled with increased funds receivable from payment processors. The Company remains debt-free. The Company is pleased with its overall financial position and its proven ability to generate positive free cash flow on an ongoing basis.

Business Outlook

The Company is updating its financial guidance for the year ended December 31, 2011, as follows:

-

The Company continues to expect revenue to be in the range of $120 million to $130 million, representing a 25% to 36% increase over 2010 revenue

-

The Company continues to expect EBITDA to be in the range of $5 million to $8 million

-

The Company expects net income to be in the range of $3 million to $6 million, or $0.20 to $0.40 per share

Investor Conference Call

Points' quarterly conference call with investors will be held today at 4:30 pm. Eastern Time. To participate in the conference call, investors from the US and Canada should dial (877) 941-2069 ten minutes prior to the scheduled start time. International callers should dial (480) 629-9713. In addition, the call will be broadcast live over the Internet hosted at the Investor Relations section of the Company's website at www.pointsinternational.com and will be archived online upon completion of the conference call. A telephonic replay of the conference call will also be available until 11:59 p.m. Eastern Time on Wednesday, March 16, 2011 by dialing (877) 870-5176 in the US and Canada and (858) 384-5517 internationally and entering the passcode: 4416386.

About Points International Ltd

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management platform. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger’s. At Points.com consumers can Earn, Buy, Gift, Share, Trade, Exchange and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com®, PayPal and Starbucks. For more information, visit www.pointsinternational.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and forward-looking information within the meaning of Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements include our guidance for 2011 with respect to revenue, net income and EBITDA. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and may not prove to be correct. In particular, the financial outlooks herein assume we will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience, and we will be able to contain costs and realize operational efficiencies from our upgraded technology platform. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-20-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Contact:

Addo Communications
Andrew Greenebaum / Laura Foster
andrewg@addocommunications.com / lauraf@addocommunications.com
(310) 829-5400

POINTS INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS
Unaudited
(Expressed in thousands of United States dollars)

As at December 31,	2010	2009

ASSETS
Current Assets
Cash and cash equivalents	$28,463	$26,414
Restricted cash	1,776	802
Funds receivable from payment processors	4,624	5,855
Security deposits	2,123	2,463
Accounts receivable	2,054	1,907
Future income tax assets	984	945
Prepaid expenses and other assets	1,179	898
	41,023	39,284

Property and equipment	1,611	607
Intangible assets	4,844	2,014
Goodwill	4,205	4,205
Other assets	613	1,033
	11,273	7,859
	$52,476	$47,143

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$3,781	$3,087
Current portion of other liabilities	629	609
Payable to loyalty program partners	31,337	30,215
	35,747	33,911

Other liabilities	951	301
	36,698	34,212

SHAREHOLDERS’ EQUITY
Accumulated other comprehensive loss	(2,269)	(2,566)
Accumulated deficit	(47,507)	(49,463)
	(49,776)	(52,029)

Capital stock	56,683	56,662
Contributed surplus	8,871	8,298
	15,778	12,931
	$52,476	$47,143

POINTS INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
Unaudited
(Expressed in thousands of United States dollars, except per share amounts)

	For the three months ended		For the twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009
REVENUE
Principal	$25,149	$12,895	$89,087	$70,781
Other partner revenue	1,850	3,679	6,577	8,946
Interest	5	3	14	52
	27,004	16,577	95,678	79,779
GENERAL AND ADMINISTRATION EXPENSES
Direct cost of principal revenue	21,063	10,530	76,006	63,057
Employment costs	2,827	2,643	10,617	10,637
Marketing & communications	430	692	1,350	1,749
Technology services	170	240	875	935
Amortization	450	233	895	783
Foreign exchange loss (gain)	7	(3)	(105)	(242)
Operating expenses	890	791	3,559	2,794
Restructuring charges	-	-	-	332
	25,837	15,126	93,197	80,045
OPERATING INCOME (LOSS) - before undernoted	1,167	1,451	2,481	(266)

OTHER EXPENSES
Interest and other charges	(1)	18	22	14
Impairment of long-lived assets	675	-	675	-
	674	18	697	14

INCOME (LOSS) BEFORE INCOME TAXES	493	1,433	1,784	(280)
Future income tax expense (recovery)	170	(466)	(172)	(344)
NET INCOME	$323	$1,899	$1,956	$64
OTHER COMPREHENSIVE INCOME:
Gain on foreign exchange derivatives designated as cash flow hedges, net of income tax expense of $106 and $201 (2009: nil and nil)	236	-	446	-
Reclassification to net income of gain on foreign exchange derivatives designated as cash flow hedges, net of income tax expense of $27 and $67 (2009: nil and nil)	(60)	-	(149)	-
OTHER COMPREHENSIVE INCOME	176	-	297	-
COMPREHENSIVE INCOME	$499	$1,899	$2,253	$64
EARNINGS PER SHARE
Basic	$0.02	$0.13	$0.13	$0.00
Diluted	$0.02	$0.13	$0.13	$0.00

POINTS INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF ACCUMULATED DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE LOSS
Unaudited
(Expressed in thousands of United States dollars)

	For the three months ended		For the twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009
ACCUMULATED DEFICIT - Beginning of period	$(47,830)	$(51,362)	$(49,463)	$(49,527)
NET INCOME	323	1,899	1,956	64
ACCUMULATED DEFICIT - End of period	$(47,507)	$(49,463)	$(47,507)	$(49,463)

ACCUMULATED OTHER COMPREHENSIVE LOSS - Beginning of period	$(2,445)	$(2,566)	$(2,566)	$(2,566)
OTHER COMPREHENSIVE INCOME	176	-	297	-
ACCUMULATED OTHER COMPREHENSIVE LOSS - End of period	$(2,269)	$(2,566)	$(2,269)	$(2,566)

POINTS INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited
(Expressed in thousands of United States dollars)

	For the three months ended		For the twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$323	$1,899	$1,956	$64
Items not affecting cash
Amortization of property and equipment	107	180	358	446
Amortization of deferred costs	-	-	-	2
Amortization of intangible assets	343	53	537	335
Future income tax (recovery) expense	170	(466)	(172)	(344)
Unrealized foreign exchange (gain) loss	100	123	204	(368)
Employee stock option expense	149	184	576	683
Impairment of long-lived assets	675	-	675	-
Unrealized gain on derivative contracts designated as cash flow hedges	254	-	430	-
Changes in non-cash balances related to operations	5,819	(1,901)	3,977	3,981
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	7,940	72	8,541	4,799
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment	(50)	(20)	(1,363)	(244)
Additions to intangible assets	(640)	(731)	(3,970)	(1,351)
Changes in restricted cash	10	(10)	(934)	(10)

CASH FLOWS USED IN INVESTING ACTIVITIES	(680)	(761)	(6,267)	(1,605)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of capital stock on exercise of stock options	13	-	18	-
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	13	-	18	-
EFFECT OF EXCHANGE RATE CHANGES ON CASH HELD IN FOREIGN CURRENCY	(123)	(41)	(243)	366
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	7,150	(730)	2,049	3,560
CASH AND CASH EQUIVALENTS - Beginning of period	21,313	27,144	26,414	22,854
CASH AND CASH EQUIVALENTS - End of period	$28,463	$26,414	$28,463	$26,414

POINTS INTERNATIONAL LTD.
SCHEDULE OF NON-GAAP RECONCILIATIONS

Gross Margin Information
Unaudited
(Expressed in thousands of United States dollars)	For the three months ended		For the twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009
Total Revenue	$27,004	$16,577	$95,678	$79,779
Direct cost of principal revenue	21,063	10,532	76,006	63,057
Gross Margin	$5,941	$6,045	$19,672	$16,722
Gross Margin %	22%	36%	21%	21%

Reconciliation of Operating Income to EBITDA
Unaudited
(Expressed in thousands of United States dollars)

	For the three months ended		For the twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009
Operating income (loss)	$1,167	$1,451	$2,481	$(266)
Amortization	450	233	895	783
Foreign exchange loss (gain)	7	(3)	(105)	(242)
Restructuring charges	-	-	-	332
EBITDA	$1,624	$1,681	$3,271	$607